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FEB 23 201[redacted]

Washington, D

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2011** (MM/DD/YY) AND ENDING **12/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue

(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio **(212) 490-3113**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Perella Weinberg Partners, LP, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/20 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The General Partner of
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2011. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures on the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 15, 2012

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	60,582,171
Financial advisory fees receivable		14,978,380
Rebillable expenses receivable		720,907
Due from affiliates		1,047,919
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $452,870)		463,727
Other assets		813,791
Total assets	$	78,606,895
Liabilities and partners' capital		
Accrued employee compensation and benefits	$	46,598,427
Administrative fee payable		1,474,548
Deferred revenue		266,667
Unincorporated business tax payable		102,000
Accrued expenses		1,978,364
Accounts payable		291,456
Total liabilities		50,711,462
Partners' capital		27,895,433
Total liabilities and partners' capital	$	78,606,895

The accompanying notes are an integral part of this statement of financial condition.

Perella Weinberg Partners LP

Notes to the Statement of Financial Condition

December 31, 2011

1. Organization

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Partnership. The General Partner is wholly owned by PWP Group.

The Partnership provides financial advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account.

Terms not otherwise defined herein are defined in the Agreement.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported on the Statement of Financial Condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. Cash equivalents consist of investments in money market funds which are valued based on net asset value per share.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Financial advisory fees, rebillable expense income, interest/dividend income, and other income and related expenses are recorded on an accrual basis. Rebillable expense income refers to expenses incurred in connection with transacting advisory services that are rebilled to clients.

The Partnership recognizes advisory fees as services are performed and/or the transactions are substantially completed, and fees are determinable and collection is reasonably assured. Advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events as defined in the respective engagement letters that are recognized when received; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when received; and (iv) up-front fees that are recognized ratably over the expected engagement period.

Fair Value of Financial Instruments

The Partnership's financial instruments are categorized into a three-level fair value hierarchy. The hierarchy is based on the transparency of inputs used in the valuation of an asset or liability as of the measurement date and prioritizes the use of market-based information over entity specific information. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include other observable inputs, including quoted prices for similar assets and liabilities in active markets and other market corroborated inputs.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, including financial instruments for which there may be little or no market activity.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

As of December 31, 2011, included in cash and cash equivalents is approximately $2.8 million of investments in money market funds that meet the Level 1 definition. The Partnership does not have any financial instruments that are designated Level 2 or Level 3 financial assets or liabilities.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented on the Statement of Financial Condition.

There were no significant transfers between any levels of the valuation hierarchy of investments during the year ended December 31, 2011.

Fixed Assets

Fixed assets, leasehold improvement costs and software development costs are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Software development costs are amortized over three years.

3. Related Party Transactions

PWP Group provides certain services to the Partnership on an on-going basis. Such services include rent and occupancy, personnel, fixed assets, and equipment technology. These expenses are directly allocated to the Partnership based on PWP Group's allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. As of December 31, 2011, the Partnership had repaid all of its obligations to PWP Group related to these expenses.

3. Related Party Transactions (continued)

The Partnership is allocated indirect charges from PWP Group and its affiliates for administrative support services to the Partnership. At December 31, 2011, the Partnership had approximately $1.5 million payable to PWP Group and its affiliates related to these administrative charges.

From time to time, the Partnership may pay for certain expenses on behalf of its affiliated entities during the normal course of business. Due from affiliates on the Statement of Financial Condition represent amounts owed to the Partnership as of December 31, 2011.

4. Income Taxes

Unincorporated Business Tax

The Partnership is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made on the Statement of Financial Condition since the Partnership is not subject to U.S. federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York City unincorporated business tax ("UBT"). At December 31, 2011, the Partnership had $102,000 of UBT payable.

Uncertain Tax Positions

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the Statement of Financial Condition. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. The Partnership has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure on the Statement of Financial Condition. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2008 forward (with limited exceptions).

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership computes its net capital requirements under the aggregate indebtedness method specified in Rule 15c3-1. Under this method, the Partnership is required to maintain net capital in excess of the greater of 6⅔% of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2011, the Partnership had net capital of approximately $37.5 million which was approximately $34.1 million in excess of required minimum net capital of $3,380,764.

At December 31, 2011, the Partnership's percentage of aggregated indebtedness to net capital was 135%.

6. Partners' Capital

Profits and losses are allocated in accordance with the partners' respective percentage interests, as defined in the Agreement. The partners' capital as of December 31, 2011 is solely that of PWP Group. The General Partner has a commitment of $1,000 to the Partnership; however, to date that commitment has not been called.

7. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all full-time employees who qualify as to age and employment date, as well as interns and part-time employees who exceed 1,000 hours of employment in a calendar year. The Partnership contributes a safe harbor match of 100% of each participant's pre-tax or Roth contributions, subject to a maximum of 5% of the participant's eligible compensation. The Partnership also contributes a discretionary profit sharing of 3% of eligible compensation for participants employed as of year-end. The combined safe harbor match and discretionary profit sharing will not exceed $13,500 per participant, except when required to satisfy certain thresholds for non-highly compensated employees. In 2011, participants could contribute up to a maximum of $16,500 with an additional $5,500 catch-up contribution for employees 50 years of age and older.

8. Settlement

As of December 31, 2010, the Partnership had accrued $4,491,000 in connection with the settlement of a lawsuit (the "Settlement") regarding the merger of BPW Acquisition Corp. and The Talbots, Inc. ("Talbots"). This amount represented a cash obligation of $3,000,000 and 175,000 shares of Talbots common stock. In January 2011, the cash settlement was paid and the Partnership delivered 175,000 shares of Talbots common stock to Talbots as per the Settlement.

9. Commitments and Contingencies

At December 31, 2011, future minimum lease payments under an operating lease consist of the following:

Year Ending:	Minimum Rental
2012	$ 146,377
2013	365,040
2014	387,196
2015	394,805
2016	402,564
2017	409,795
2018	417,404
2019	246,254
	$ 2,769,435

The lease is subject to an escalation clause covering operating expenses and real estate taxes.

10. Concentration of Credit Risk

At December 31, 2011, the Partnership's cash and cash equivalents were held at one major financial institution at which two of the three accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2011, approximately $11.1 million in financial advisory fees receivable is concentrated with four clients (of which approximately $6.1 million was received through the date of issuance of this Statement of Financial Condition). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

11. New Accounting Proposals

In December 2011, the FASB released an update to the proposed revenue recognition guidance originally issued in June 2010. As proposed, the changes would not have a material impact on the Partnership's financial position or results of operations. Management will continue to evaluate the impact, if any, on the Partnership.

12. Subsequent Events

Through February 15, 2012, the Partnership collected approximately $8.8 million of financial advisory fees and rebillable expenses which were outstanding as of December 31, 2011.

The Partnership has evaluated subsequent events through February 15, 2012, which is the date the Statement of Financial Condition was available for issuance.